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                                                                      Exhibit 50

[LOGO]METROMAIL


                                                                    NEWS RELEASE


METROMAIL ANNOUNCES THAT GUS INCREASES ITS PRICE PER SHARE TO $34.50 AND ABI INTENDS TO INCREASE ITS PRICE TO AT LEAST $34.75

LOMBARD, Ill. March 27, 1998 Metromail Corporation (NYSE:ML), announced that yesterday The Great Universal Stores P.L.C. (GUS) increased the cash purchase price of GUS's tender offer for all the outstanding shares of Metromail Corporation common stock from $31.50 to $34.50 per share and GUS consented to Metromail's waiving the provisions of the standstill agreement between Metromail and American Business Information, Inc. (ABI) to permit negotiations between Metromail and ABI.

Metromail also announced that yesterday ABI indicated that it would increase the cash purchase price of ABI's proposal to purchase all the outstanding shares of Metromail common stock from $33.00 to at least $34.75 per share. Metromail is continuing to study the ABI proposal.

Metromail Corporation (www.metromail.com) is a leading provider of direct marketing, database marketing and reference products and services in the United States and United Kingdom. Metromail helps its customers identify and reach targeted audiences, utilizing its comprehensive, proprietary consumer database encompassing 95 percent of U.S. households, as well as providing database marketing software and related services. Sales for the year ended December 31, 1997 increased almost 17 percent over the prior year to approximately $328 million. The company has 3,200 employees and is headquartered in Lombard, Illinois.


For more information, contact:

Julie Springer (Media Relations)
Director, Corporate Communications
Metromail Corporation
(630) 932-2627